Item 7: Order Types and Attributes

 a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following: i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price; ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability); iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received; iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type; v. whether an order type is eligible for routing to other Trading Centers; vi. the time-in-force instructions that can be used or not used with each order type; vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

The Dealerweb ATS Platform operates a price-time priority CLOB, which provides priority to the bid and offer with the best price followed by the time the bid or offer was entered. The order types for both EFPs and NAVX are available to all subscribers whether they connect to the ATS platform through the Dealerweb GUI and / or via a FIX connection. Presently, all subscribers with the exception of one connect to the ATS platform through the GUI. All EFP and NAVX orders automatically default to Fill and Store ("FaS"), which is the primary order function utilized by all subscribers and operates in a similar capacity as a limit order. A FaS order, once submitted, will remain on the CLOB until completely filled and submitted for clearance and settlement. If a FaS is partially filled, the unfilled portion of the order is automatically converted to a new order for the unfilled size and added to the order book, subject to the price and time priority of the matching engine. A FaS order can participate in a workup session. In addition to a FaS order, Dealerweb offers the following order types for both EFP and NAVX: (i) Fill & Kill ("FaK") – an instruction whereby an order may be matched immediately in its entirety or partially. A matched FaK order may trigger a workup or join a workup session, with any unfilled portion of the order canceled following the completion of a workup session; (ii) Fill & Kill Immediate ("FaKi") – when submitted, a FaKI will either match fully, partially, or not at all. If an order is matched partially, the unfilled balance will be cancelled immediately and if the order is not matched at all, the entire order will be canceled immediately. For a FaKI order, a balance will never persist and will not be a part of any workup session; (iii) Fill or Kill ("FoK") – when submitted, a FoK will be executed only if it can be completely filled immediately; otherwise no match occurs and the order is cancelled and is not included as part of any workup (iv) Good till Executed ("GTE"): a GTE order will rest in the CLOB until the end of the trading day unless a match occurs; however, if the match results in a

partial fill, the remaining balance is immediately cancelled. A GTE order can be included as part of the workup session; **(v) Good til Triggered ("GTT"): an extension of FaS order, which allows a subscriber to enter a buy or sell order at a predetermined limit price. A GTT order will rest on the CLOB until the end of the day unless a match occurs at the pre-determined price.** The NAVX market offers one other type of order that is not a part of the EFP market - (vi) All or None, in which an order to buy or sell must be executed in its entirety or not executed at all. An All or None order is not included as part of any workup session. For additional information concerning the matching engine and workup sessions, please refer to Part III, Item 11.

The default behavior (the Time In Force) for all EFP and NAVX orders is Good till Day "GTD", defined as a day order, which will be systematically cancelled at the close of business if it is unfilled. **In addition to GTD, subscribers are able to mark an order as Good Til Canceled ("GTC"), which allows a subscriber to enter a buy or sell order that remains active until either the order is executed or canceled.** Essentially, all unexecuted orders for each subscriber are canceled at the end of each trading day. The ATS platform does not allow for any EFP and NAVX orders to be routed to another trading center. All EFP and NAVX orders have to be entered directly into the ATS platform by a subscriber. Orders are entered anonymously by subscribers and once an order has been matched / executed via price—time priority, Dealerweb will give up the identity of both counterparties to the transaction to each other. Any time a subscriber amends the price of an order, the subscriber's ranking in the order book resets subjects to the price –time order priority. In the event a subscriber adds additional quantity to an order, the new quantity is considered a new order subject to price - time priority. Dealerweb will reject an order that does not satisfy the minimum size requirements for either an EFP or NAVX. EFP orders are expressed in dollar basis increments, which represents the previous evening's CME equity index futures settlement price, plus or minus a dollar amount a subscriber is willing to buy or sell the futures contract and, conversely, sell or buy the corresponding ETF. The quantity amount for an EFP order is represented in futures contracts. NAVX orders are expressed in price increments, either at a discount or premium to the expected closing NAV dollar price and order sizes are represented in the number of shares of the ETF. The final execution price of the order in the NAVX is determined based on the closing NAV price and transactions matched on the ATS platform using the NAV plus or minus the basis price agreed to between the parties during the trading day.